

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 31, 2006

Jean Dagenais
Chief Financial Officer
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

>   **Re: NB Finance, LTD.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **File No. 333-49153**

Dear Mr. Dagenais:

        We have reviewed your response dated August 16, 2006 to our comment letter dated August 3, 2006. We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                                Sincerely,

                                                Don Walker
                                                Senior Assistant Chief Accountant